Dana Holding Corporation 3939 Technology Drive Maumee, Ohio 43537 www.dana.com

January 9, 2012

Via facsimile and EDGAR submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dana Holding Corporation

Form 10-K for the year ended December 31, 2010

Filed February 24, 2011

File No. 1-01063

Dear Ms. Cvrkel:

On behalf of Dana Holding Corporation (“Dana”), I submit our response to the comment in your letter dated December 20, 2011 related to Dana’s Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2011. Our response to the comment is set forth below. For ease of reference, the comment is also set forth below in its entirety.

Annual Report on Form 10-K for the year ended December 31, 2010

Financial Statements, page 37

Notes to Consolidated Financial Statements, page 45

Note 2. Divestitures and Acquisitions, page 50

1.	We note from your response to our prior comment two that the Structural Products business was not reported as discontinued operations pursuant to the guidance in ASC 205-20-45 due to your significant continuing involvement with the plant in Longview, Texas. In this regard, please tell us the nature of the continuing operations in Longview Texas with which the company is involved. Your response should clearly address in detail why the operations at this plant meet the definition of a continuation of activities under ASC 205-20-20 and why you believe you do not meet the conditions for treatment as discontinued operations outlined in ASC 205-20-45. We may have further comment upon receipt of your response.

Response:

ASC 205-20-20 defines a component of an entity as comprising “operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.”

We view our Structural Products operating segment in its entirety as meeting the definition of a component of an entity. We retained a portion of our Structural Products operating segment comprised of an existing customer relationship and the related employees and manufacturing assets at our Longview, Texas facility. Because we judged these retained activities to be a significant portion of our Structural Products operating segment, the operations classified as held for sale at December 31, 2009 did not meet the definition of a component of an entity. Therefore, we did not apply the criteria in ASC 205-20-45-1 and report the portion of the Structural Products business held for sale as discontinued operations.

In our prior response we noted having “significant continued involvement with the operation.” To clarify our prior response, we do not have significant continued involvement with the portion of the Structural Products operating segment that was held for sale at December 31, 2009. Our reference to significant continued involvement was meant to convey that a significant portion of the Structural Products operating segment was retained by Dana, supporting our position that we did not have a component of an entity held for sale that should be classified as discontinued operations.

Acknowledgement:

In connection with responding to your comment, we again acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 419-866-2592 if you require additional information.

Very truly yours,

/s/ Rodney R. Filcek
Rodney R. Filcek
Senior Vice President and Chief Accounting Officer

cc:	James A. Yost

Roger J. Wood